AB
9/10

[redacted]

SECU 13014489 MMISSION

SEC
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AUG 27 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~52491~~

8-21023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **L.B. Fisher & Company**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis B. Fisher, Jr — (972) 733-4800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5550 Lyndon B. Johnson Freeway #750	**Dallas**	**Texas**	**75240**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
9/11/13

OATH OR AFFIRMATION

I, Lewis B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **L.B. Fisher & Company**, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CLAUDIA M HERRON
My Commission Expires
June 7, 2017
NOTARY PUBLIC
STATE OF TEXAS

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

L.B. FISHER & COMPANY

Financial Statements and Supplemental Schedule
June 30, 2013

(With Independent Auditors' Reports Thereon)

L.B. FISHER & COMPANY

Index to Financial Statements and Supplemental Schedule

June 30, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
L.B. Fisher & Company:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of L.B. Fisher & Company (the "Company") as of June 30, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.B. Fisher & Company as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Dallas, Texas
August 22, 2013

L.B. FISHER & COMPANY
Statement of Financial Condition
June 30, 2013

Assets		
Cash and cash equivalents	$	46,339
Deposit with clearing broker-dealer		50,000
Receivable from clearing broker-dealer		24,065
Investments, fair value		90,602
Property and equipment, net		4,346
Other assets		11,761
Total assets	$	227,113
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	38,000
Notes payable		5,480
Deferred rent		1,376
Total liabilities		44,856
Commitments and contingencies		-
Stockholders' equity		
Common stock, 500,000 shares authorized with $1 par value, 7,000 issued and outstanding at June 30, 2013		7,000
Additional paid-in capital		51,023
Retained earnings		124,234
Total stockholders' equity		182,257
Total liabilities and stockholders' equity	$	227,113

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY
Statement of Operations
For the Year Ended June 30, 2013

Revenues:		
Commissions	$	404,616
Interest and dividends		29,072
Realized loss on sale of investments		(1,636)
Other		1,138
Total revenues		433,190
Operating expenses:		
Employee compensation and benefits		221,091
Floor brokerage and clearance fees		55,301
General and administrative		120,030
Pension and profit-sharing contribution		38,000
Interest		581
Total operating expenses		435,003
Net loss before income taxes		(1,813)
Income tax expense		-
Net loss	$	(1,813)

L.B. FISHER & COMPANY
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2013

	Common Stock				Additional		Retained		
	Shares		Amount		Paid-in Capital		Earnings		Total
Balance at June 30, 2012	7,000	$	7,000	$	51,023	$	156,047	$	214,070
Distributions paid to stockholders	-		-		-		(30,000)		(30,000)
Net loss	-		-		-		(1,813)		(1,813)
Balance at June 30, 2013	7,000	$	7,000	$	51,023	$	124,234	$	182,257

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY
Statement of Cash Flows
For the Year Ended June 30, 2013

Cash flows from operating activities:		
Net loss	$	(1,813)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		11,627
Realized loss on investments, net		1,636
Change in operating assets and liabilities:		
Receivable from clearing broker-dealer		(3,129)
Purchases of investments in securities, net		(18,370)
Other assets		(7,516)
Accounts payable		24,416
Deferred rent		(1,900)
Net cash provided by operating activities		4,951
Cash flows from financing activities:		
Distributions to stockholders		(30,000)
Payments on notes payable		(11,514)
Net cash used in financing activities		(41,514)
Net decrease in cash		(36,563)
Cash and cash equivalents at beginning of year		82,902
Cash and cash equivalents at end of year	$	46,339
Income taxes paid	$	-
Interest paid	$	635

See notes to the financial statements and independent auditors' report.

L.B. FISHER & COMPANY
Notes to the Financial Statements
June 30, 2013

NOTE 1 – NATURE OF BUSINESS

L.B. Fisher & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in full service broker dealer activities and investment banking.

The Company was organized on August 26, 1976 under the laws of the State of Texas. All customer transactions are cleared through a third party clearing firm, RBC Capital Markets Corporation ("RBC"), on a fully disclosed basis. The Company has claimed exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Transaction Fees
Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, other assets, accounts payable, deferred rent and notes payable. The Company did not have cash balances in excess of federally insured limits at June 30, 2013.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three to seven years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, deposit with clearing broker-dealer, receivables from clearing broker-dealer, investments, other assets, accounts payable, deferred rent and notes payable, approximate their fair values due to their short term maturities.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2009.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended June 30, 2013, the Company has no Texas margin tax obligation.

Management Review

The Company has evaluated subsequent events through August 22, 2013, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2013:

Vehicles	$	58,137
Computers		12,738
Subtotal		70,875
Less accumulated depreciation		(66,529)
Total	$	4,346

Depreciation expense for the year ended June 30, 2013 was $11,627, included within general and administrative expense on the statement of operations.

NOTE 4 – DEPOSIT WITH CLEARING BROKER-DEALER

The Company maintains a deposit account with RBC as part of the Company's contract for services. RBC requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of June 30, 2013, cash of $50,000 has been maintained as a deposit.

NOTE 5 – INVESTMENTS

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of June 30, 2013:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Materials equity securities	$ 39,556	$ -	$ -	$ 39,556
Energy equity securities	20,151	-	-	20,151
Healthcare equity securities	8,938	-	-	8,938
International securities	17,765	-	-	17,765
Real estate securities	4,192	-	-	4,192
Total investments	$ 90,602	$ -	$ -	$ 90,602

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases
The Company leases office space under an operating lease expiring in March 2014. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $19,632 for the year ended June 30, 2013, included within general and administrative expense on the statement of operations.

Future minimum lease payments under the noncancelable operating leases are $14,899 for the year ending June 30, 2014.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

NOTE 6 – COMMITMENTS AND CONTINGENCIES - CONTINUTED

Sub-Clearing Agreement

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 7 – NOTES PAYABLE

The Company is a party to two note agreements for the purchase of vehicles. These note agreements call for monthly payments, including interest, ranging from $472 to $540, and bear interest from 5.14% to 5.59% with maturity dates through December 2013. The notes are collateralized by the underlying assets. Notes payable at June 30, 2013 totaled $5,480 and are due in full during the year ended June 30, 2014.

NOTE 8 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at June 30, 2013 are computed by applying the statutory federal income tax rate of 15% are as follows:

Deferred tax assets (liabilities):		
Depreciable assets	$	(3,821)
Net operating loss carryover		-
Total net deferred tax liabilities		(3,821)
Less valuation allowance		3,821
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 15% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 15%	$	(272)
Permanent differences and other		272
Income tax provision (benefit)	$	-

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the minimum net capital requirement for the Company was $100,000. Net capital at June 30, 2013 aggregated $151,412. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1 at June 30, 2013.

NOTE 10 – EMPLOYEE RETIREMENT PLAN

The Company provides a defined contribution profit sharing trust plan ("Trust Plan") for all employees. Contributions to the Trust Plan vest immediately and are declared at the discretion of the Board of Directors. For the year ended June 30, 2013, there were no discretionary contributions to the Plan.

The Company provides a money purchase pension plan ("Pension Plan") for all employees. Required contributions to the Pension Plan are limited to 10% of each employee's annual salary. Current employees' contributions to the Pension Plan vest immediately. New employees are subject to a vesting period defined by the Plan. The Company makes an annual contribution to the Pension Plan, which is payable within 70 days after year end. For the year ended June 30, 2013, the Company has recorded $38,000 in pension plan expense.

SUPPLEMENTAL SCHEDULE

L.B. FISHER & COMPANY **Schedule I**

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended June 30, 2013

Total stockholders' equity qualified for net capital	$	182,257
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net		4,346
Other assets		11,761
Total deductions and/or charges		16,107
Net capital before haircuts on securities		166,150
Haircuts on securities		14,738
Net capital	$	151,412
Aggregate indebtedness		
Accounts payable	$	38,000
Notes payable		5,480
Deferred rent		1,376
Total aggregate indebtedness	$	44,856
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	51,412
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	31,412
Ratio of aggregate indebtedness to net capital		0.3 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on July 31, 2013	$	169,775
Audit adjustments:		
Net effect of audit adjustments		(18,363)
Net capital per audit	$	151,412

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
L.B. Fisher & Company:

In planning and performing our audit of the financial statements and supplemental schedule of L.B. Fisher & Company (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at June 30, 2013 to meet the SEC's objectives. We identified several audit adjustments which we consider to be significant deficiencies due to accrual and prior year accrual-based adjustments.

This report is intended solely for use of the Company's management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Dallas, Texas
August 22, 2013